Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

November 6, 2020

VIA EDGAR

Ms. Asia Timmons-Pierce

Mr. Thomas Jones

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ebang International Holdings Inc. (CIK No. 0001799290)

Response to the Staff’s Comments on

Amendment No. 1 to the Registration Statement on

Form F-1 Filed on October 26, 2020

Dear Mr. Jones and Ms. Timmons-Pierce,

On behalf of our client, Ebang International Holdings Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 3, 2020 on Amendment No. 1 to the registration statement on Form F-1 filed on October 26, 2020 (“Amendment No. 1”). Concurrently with the submission of this letter, the Company is submitting its amendment No. 2 to its registration statement on Form F-1 (“Amendment No. 2”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of Amendment No. 2, marked to show changes to the original registration statement on Form F-1 filed on October 23, 2020, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

General

1.	We note that you revised the terms of the offering to include both Class A ordinary shares and warrants, with each share of Class A ordinary share being sold together with a warrant to purchase one-half of one Class A ordinary share. Because the common stock and warrants must be purchased together, they are being offered as units. The units must be registered as a separate security. Please revise your prospectus, and have counsel revise its legal opinion to opine on the issuance of the units.

In response to the Staff’s comment, the Company has revised the disclosure on the front and back cover pages and throughout Amendment No. 2 to reflect the offering of units and filed updated legal opinions from its counsel as Exhibits 5.1, 5.2 and 99.2.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin    beijing     boston     brussels     hong kong     london     los angeles     new york     palo alto

san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

2.	Please revise to clearly disclose the exercise price of the warrants.

In response to the Staff’s comment, the Company has revised the disclosure on the front cover page, and pages 8 and 153 of Amendment No. 2 to more clearly disclose the exercise price of the warrants underlying the units.

Cover Page

3.	Please revise the cover page and page 8 to disclose the number of warrants that you are offering. Also, revise the cover page to indicate that there are arrangements to place the funds in an escrow, trust or similar account. For guidance, refer to Item 501(b)(8) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 8 of Amendment No. 2.

Recent Development, page 3

4.	We note your disclosure that you are establishing cryptocurrency exchanges and online brokerages in Singapore and Canada, and that you have obtained the relevant governmental approval and license in Canada to operate the cryptocurrency exchange and related business. We also note your disclosure that you have established a wholly-owned subsidiary in Australia to apply for the Australian financial service license. Please disclose the regulations related to your business in these jurisdictions, funding you will require to implement your business and appropriate risk factor disclosure regarding your planned operations in these jurisdictions.

In response to the Staff’s comment, the Company has added disclosure to (i) the Recent Developments subsection of the Business Section, on pages 110-111 of Amendment No. 2; (ii) the Recent Developments subsection of the Prospectus Summary, on page 3 of Amendment No. 2; (iii) the risk factor “The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business and our planned cryptocurrency exchange and financial service platform businesses” on pages 21-22 of Amendment No. 2; (iv) additional risk factor disclosure on page 23 of Amendment No. 2; and (v) the Recent Developments subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 78 of Amendment No. 2. Please note that the disclosure regarding the applicable regulations related to the Company’s businesses that has been inserted in Amendment No. 2 and is described in item (i) above has been cross-referenced in the disclosure described in items (ii), (iii) and (v) above for a reader’s ease of reference. While the Company has not yet commenced cryptocurrency and blockchain exchange and digital service financial platform operations outside of the PRC, this additional language describes the most significant regulations relating to the Company’s proposed operations in Canada, Australia, New Zealand and Singapore, the initial countries outside of the PRC in which the Company proposes to conduct such operations. The Company has also included additional disclosure in the subsection entitled “Expansion and diversification of our product and service offerings” of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 77 of Amendment No. 2, as well as in the Overview subsections of its Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections on pages 74 and 107 of Amendment No. 2, respectively, and in all of the Recent Development subsections described above, describing the funding that will be required to implement its proposed new businesses in such countries outside of the PRC.

5.	Please revise your Business section to disclose whether you plan to establish cryptocurrency exchanges and online brokerages in the United States. We may have further comments.

In response to the Staff’s comment, the Company has added disclosure to the Business Section in a new final paragraph in the Overview subsection on pages 107 and 110 of Amendment No. 2, summarizing its proposed new operations outside of the PRC and clearly stating that it does not currently have any plans to establish a cryptocurrency exchange or online brokerage business in the United States. This same paragraph was also added to the Overview subsection of the Prospectus Summary on page 1 of Amendment No. 2. The Company also included this additional disclosure in (i) Key Factors Affecting our Results of Operations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading Expansion and diversification of our product and service offerings on page 77 of Amendment No. 2; (ii) the risk factor “The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business and our planned cryptocurrency exchange and financial service platform businesses” on pages 21-22 of Amendment No. 2; and (iii) and the subsection in the Business Section entitled “Expand into new business opportunities in the blockchain and cryptocurrency industry to diversify our offerings” on page 109 of Amendment No. 2.

6.	We note the October 14, 2020 press release on your website that you entered into an Expression of Interest Tender Letter to acquire a New Zealand-based financial company that offers services to “establish a local digital asset financial services platform.” Please expand the disclosure in this section to disclose the contemplated transaction. Please consider disclosing the regulations related to your business in New Zealand, and appropriate risk factor disclosure regarding your planned operations.

In response to the Staff’s comment, please see the Company’s response to comment #4 above, which identifies the Company’s additional disclosure relating to all proposed operations outside of the PRC, including New Zealand.

Management’s Discussion and Analysis, page 74

7.	Please revise your plan of operations to clearly disclose where you are in development, what must be done, how much has been spent to date, and how much time and funding still must be spent for your businesses mention on page 3 to come to fruition. Also, disclose how the proceeds from this offering will advance your operations.

In response to the Staff’s comment, the Company has included additional language to the Overview subsection and the subsection entitled “Expansion and diversification of our product and service offerings” of Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 74 and 77, respectively, of Amendment No. 2, which reports the Company’s development, to date, how much the Company has spent, to date, how the funds being raised will be spent for such businesses. We also refer the Staff to our responses to comment #4 above with respect to the disclosure in the Recent Development subsections in Amendment No. 2. In response to the Staff’s comment regarding how the proceeds from this offering will advance such operations, please see the Company’s response to comment #4 above.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Dong Hu, Chairman, Ebang International Holdings Inc.

Lei Chen, Chief Executive Officer, Ebang International Holdings Inc.

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Louis Taubman, Esq., Hunter Taubman Fischer & Li LLC

Ying Li, Esq., Partner, Hunter Taubman Fischer & Li LLC

Guillaume de Sampigny. Esq., Partner, Hunter Taubman Fischer & Li LLC

George Qin, Partner, MaloneBailey, LLP

David E. Danovitch, Esq., Partner, Sullivan & Worcester LLP

Scott M. Miller, Esq., Partner, Sullivan & Worcester LLP